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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of October 2003

                           NATIONAL CONSTRUCTION INC.
                           --------------------------
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F.    Form 20-F xxx Form 40-F
                                                   ----          ----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.  Yes    No xxx
          ----  ----

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

October 2003 Information
------------------------

         1. October 30, 2003. National Construction Inc. Appoints new Chief Financial Officer.
         2. October 30, 2003. National Construction Inc. Announces Second Quarter Results for Period Ended August 31, 2003.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

               National Construction Inc. -- SEC File No. 0-27144
                                  (Registrant)


Date: October 31, 2003               By: /s/ Keith F. Eaman
                                       -----------------------------
                                         Keith F. Eaman, Chairman


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National Construction Inc. Appoints new Chief Financial Officer


12:52 EST Thursday, October 30, 2003


BROSSARD,  QC, Oct. 30 /CNW/ - National Construction Inc. (TSX Venture Exchange:
NAT, OTCBB: NATS ("National") is pleased to announce the appointment of Mr. William G. Edwards as Chief Financial Officer.


Mr. Edwards is currently the Vice President, Finance of Multi-Glass International Corp. ("Multi-Glass") based in Etobicoke, Ontario and provides financial consulting services to Manson Insulation Inc., a private company located in Brossard Quebec.


"We are very pleased to have Mr. Edwards join our senior management team" said Keith F. Eaman, Chairman and interim CEO of National. "Mr. Edwards brings a wealth of experience and knowledge to further support the achievement of our strategic plans," Mr. Eaman added.


National also announces that the board of directors has appointed Bradley D. Griffiths, Henry J. Kloepfer and Guy G. Lever as members of its new audit committee.


About National Construction Inc.


National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.


National currently has four subsidiaries, National Construction Group Inc., National Maintenance Inc; Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned.


The TSX Venture Exchange and the NASD OTC Bulletin Board have not reviewed and do not accept responsibility for the adequacy or accuracy of this press release.


This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.


/For further information: Keith Eaman, Chairman, (450) 444-2405 ext. 237/


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National Construction Inc. Announces Second Quarter Results for Period Ended
August 31, 2003


14:25 EST Thursday, October 30, 2003


BROSSARD, QC, Oct. 30 /CNW/ - National Construction Inc. (TSX Venture Exchange:
NAT, OTCBB: NATS ("National") today announced results for the second quarter ended August 31, 2003.


Second quarter ended August 31, 2003.


Revenues were $3.4 million for the three months ended August 31, 2003 compared to $20.7 for the same period last year. Gross profit for the three months ended August 31, 2003 was $0.6 million compared to $1.2 million for the three months ended August 31, 2002. The gross profit achieved for the second quarter ended August 31, 2003 includes a reduction in cost of sales of $0.5 million due to supplier discounts obtained on a major contract. Selling, general and administrative expenses were $0.6 million compared to $1.2 million for the same period last year. The net loss for the three months ended August 31, 2003 was $231,670 or $0.01 a share compared to a net loss of $197,855 or $0.02 a share for the same period last year.


Revenues were $15.5 million for the six months ended August 31, 2003 compared to $33.3 for the same period last year. Gross profit for the six months ended August 31, 2003 was $1.0 million compared to $2.2 million for the six months ended August 31, 2002. Selling, general and administrative expenses totaled $1.5 million compared to $2.2 million for the same period last year. The net loss for the six months ended August 31, 2003 was $563,054 or $0.03 a share compared to a net loss of $373,638 or $0.03 a share for the same period last year.

Financial Highlights (000's except per share data)

Canadian Dollars
(unaudited)                         6 months ended          3 months ended
                                  August 31,  August 31,  August 31,  August 31,
                                    2003       2002        2003      2002
Revenues                           15,555     33,347      3,475     20,707
Gross profit                        1,055      2,225        610      1,193
Expenses                            1,618      2,701        842      1,448
Loss before income taxes             (563)      (476)      (232)      (255)
Net Loss                             (563)      (374)      (232)      (198)
Loss per share                      (0.03)     (0.03)     (0.01)     (0.02)
Total assets                        5,630     18,837      5,630     18,837
Shareholders' equity               (1,484)     2,898     (1,484)     2,898

The complete financial statements for the three months and six months ended August 31, 2003 are available at SEDAR at www.sedar.com

About National Construction Inc.

National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.

National currently has four subsidiaries, National Construction Group Inc., National Maintenance Inc; Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned. The TSX Venture Exchange and the NASD OTC Bulletin Board have not reviewed and do not accept responsibility for the adequacy or accuracy of this press release.

This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.

/For further information: Keith F. Eaman, Chairman, (450) 444-2405 ext. 230/

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